UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For September 22, 2006
Commission File No. 000-29008
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(Formerly known as Tramford International Limited)
Room 2413-18, Shui On Centre,
6-8 Harbour Road, Wanchai, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

China Technology Regains Compliance with NASDAQ Stock Market Continued Listing Requirements
HONG KONG, September 22 /Xinhua-PRNewswire-FirstCall/ — China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or the “Company”) today announced that it has received a formal written notice from the Office of General Counsel of the Nasdaq Stock Market stating that the Nasdaq Listing Qualifications Panel had determined to grant the request of CTDC for continued listing on the Nasdaq Stock Market after the hearing held on September 7, 2006.
The delinquency in CTDC’s filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2005 has been cured by the Company’s filing of its Annual Report on Form 20-F on September 19, 2006. As a result, the Company has regained compliance with the NASDAQ requirements for continued listing.
On July 21, 2006, the Company announced that due to the delay in the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2005, it had received a letter from the Nasdaq Stock Market indicating that the Company’s common stock was subject to delisting pursuant to NASDAQ Marketplace Rule 4310(c)(14). NASDAQ Marketplace Rule 4310(c)(14) requires the Company to make, on a timely basis, all filings with the Securities and Exchange Commission, as required by the Securities Exchange Act of 1934, as amended.
About CTDC :
CTDC is engaged in providing information network security solutions in People’s Republic of China. Upon its acquisition of China Natures Technology Inc. in October 2005 (“CNT”, formerly Future Solutions Development Inc.), which develops health food products utilizing bio-active components of bamboo, CTDC also entered the Chinese nutraceutical market. CTDC’s major shareholder is Beijing Holdings Limited, a conglomerate with over $3 billion in total assets beneficially owned by the Beijing People’s Municipal Government. For more information, please visit our website at www.chinactdc.com.
Forward-Looking Statement Disclosure
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements regarding China Technology Development Group Corporation (the “Company”) contained in this release that are not historical in nature, particularly those that utilize terminology such as “may,” “will,” “should,” “likely,” “expects,” “anticipates,” “estimates,” “believes” or “plans,” or comparable terminology, are forward-looking statements. Forward-looking statements are based on current expectations and assumptions, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Important factors known to the Company that cause actual results to differ materially from those expressed in such forward-looking statements are identified and discussed in the Company’s filings with the Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Technology Development Group Corporation Date: September 22, 2006
By:	/s/ Michael Siu
	Name:	Michael Siu
	Title:	Executive Director, Chief Financial Officer and Secretary